July 10, 2007

Mail Stop 4561

Mr. Michael J. Smith
Chief Executive Officer and Chief Financial Officer
Cathay Merchant Group, Inc.
Unit 803, Dina House
Ruttonjee Centre
11 Duddell Street
Central, Hong Kong SAR, China

Re: **Cathay Merchant Group, Inc.**
Form 10-KSB for the period ended July 31, 2005
Form 10-KSB for the period ended December 31, 2006
Form 10-KSB/A for the period ended December 31, 2006
File No. 001-16283

Dear Mr. Smith:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief

CC: Cam McTavish, Clark Wilson LLP; Via facsimile (604) 687-6314